

13030103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEERINK SWANN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal St., 37th Floor
(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gentile 212-277-6042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, Joseph Gentile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leerink Swann LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Francesca McCaughey
Notary Public - State of New York
No. 01MC6023076
Qualified in Kings County
My Commission Expires April 12, 2015

Notary Public

Signature

Chief Administrative Officer
Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leerink Swann LLC

Statement of Financial Condition

December 31, 2012

Contents



Independent Auditor's Report

To The Board of Managers and
Member of Leerink Swann LLC:

We have audited the accompanying statement of financial condition of Leerink Swann LLC as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Leerink Swann LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Leerink Swann LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$37,450,079
Deposits with clearing organizations	250,137
Receivable from clearing organizations	117,478
Receivable from customers	5,415,068
Notes receivable from employees, net of accumulated amortization of $3,467,739	3,413,398
Marketable securities, at fair value	2,898,380
Non-marketable securities, at estimated fair value	398,076
Prepaid expenses, net	1,709,080
Furniture, equipment, and leasehold improvements, net	1,507,637
Due from affiliate	757,787
Goodwill	623,026
Other assets	741,436
Total assets	$55,281,582
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 23,829
Accrued compensation, employee benefits, and payroll taxes	9,424,152
Accounts payable and accrued expenses	2,066,413
Deferred revenue	1,314,000
Deferred rent	370,400
Due to affiliate	863,885
	14,062,679
Commitments and contingencies	–
Member's equity	41,218,903
Total liabilities and member's equity	$55,281,582

The accompanying notes are an integral part of these financial statements.

Leerink Swann LLC
Notes to Financial Statement
December 31, 2012

1. Organization and Nature of Business

Leerink Swann LLC (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Leerink Swann Holdings, LLC ("Holdings" or "Parent"), which was formed September 7, 2007.

The Company, formerly known as Leerink Swann & Co., was a wholly-owned subsidiary of Leerink Swann Massachusetts Business Trust ("Trust") until the formation of Holdings, at which time, Trust contributed (at book value) its interest in the Company for a majority stake in Holdings. The remaining ownership of Holdings is held by outside investors and employees of the Company.

As a non-clearing introducing broker, all customer transactions are cleared on a fully disclosed basis through an unrelated third-party clearing firm, which is also a registered broker/dealer.

2. Significant Accounting Policies

Use of Estimates

The preparation of the Company's financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make judgments, estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. At December 31, 2012, cash and cash equivalents held at banking institutions is $35,605,611 and cash and cash equivalents held at clearing organizations is $1,844,468.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize various clearing brokers. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash balance on deposit is not maintained.

Securities

The Company accounts for a significant portion of its financial instruments at fair value in accordance with *Fair Value Measurements and Disclosures* ("ASC 820"). Marketable securities are carried at fair value based upon quoted market prices. At December 31, 2012, all marketable securities owned were equity securities.

Non-marketable securities are recorded at fair value and consist of investments in two hedge funds and equity positions in several private companies, some of which are in the early stages of development. The fair value of the investments in hedge funds is equal to the Company's pro rata interest in the net assets of each hedge fund, the fair value of which is supplied by the hedge fund manager to the Company at least on a quarterly basis. The fair value of a hedge fund investment is reviewed by the Company in accordance with its internal investment policy based upon its knowledge of the hedge fund's investment strategy and current market conditions. The Company may liquidate its position in the hedge funds at the fair value indicated on the most recent quarterly statement provided by the hedge manager with a minimum of 30-day notice.

The fair value of the equity investments in the private companies is determined by management after considering all available market information and its knowledge of the companies, which may include information provided by third parties familiar with such financial instruments. In all cases, the Company values its investments in non-marketable securities based upon reasonably available relevant information that it considers material. Because of the inherent uncertainty of any valuation in non-publicly traded funds or companies, the fair value ascribed to such investments may differ significantly from the values that would have been used had a ready market for the investments held by the Company been available.

Notes Receivable from Employees and Advances to Employees

Notes receivable from employees represent loans to employees in anticipation of their continued employment in accordance with each specific agreement. The notes are not collateralized and will be forgiven at some future date. Certain loans provide for interest at a fair market rate and are presented as notes receivable. Loans or draws not supported by notes and interest are included as advances to employees. The notes are amortized over time, and the amortization is included in compensation expense. The Company establishes a bad debt reserve for notes and advances to employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note or advance had been fully forgiven.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and equipment. Leasehold improvements are amortized over the lesser of the estimated useful life or the remaining lease term.

Certain internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized on a straight-line basis over the shorter of the estimated useful life of the software or three years beginning when the software project is complete and the application is put into production.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist.

The Company completed its annual evaluation of goodwill as of December 31, 2012 and determined that no impairment charge was required. Subsequent to December 31, 2012, no events have occurred, or circumstances have changed that would reduce the fair value of goodwill below its book value.

Goodwill as of December 31, 2012 is related to the 2001 acquisition of MEDACorp.

Securities Sold, Not Yet Purchased, at Fair Value

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, and thereby, create a liability to purchase the security in the market at prevailing prices. Such securities are recorded as liabilities in the Statement of Financial Condition at fair value on a trade date basis.

Deferred Rent

Minimum lease payments are expensed ratably over the term of the lease. When a lease contains a predetermined fixed escalation of the minimum lease payments, the related rent expense is recognized on a straight-line basis, and the difference between cash paid and rent expense is recorded as deferred rent. Lease incentives are deferred and amortized as a reduction to rent expense over the term of the lease, on a straight-line basis.

Share-Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment as of the grant date. The fair value as of the grant date, or cost of the award, is recognized over the period during which an employee is required to provide service in exchange for the award, referred to as the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If vesting is based solely on one or more service, market, or performance conditions, any previously recognized compensation cost is reversed if the award does not vest (that is, the requisite service is not rendered). This would include instances when previously issued awards are forfeited by the employee. Costs not paid to the Parent are recorded as capital contributions.

Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

Income Taxes

The Company, together with its Parent, is a single member limited liability company which is taxed as a partnership. As a partnership, the Company is subject to unincorporated business taxes related to conducting business in certain state and local jurisdictions. No income tax provision is required on the remaining earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. The taxable income or loss of the Company and the Parent are includable in the federal and state income tax returns of the Parent's individual members.

Recent Accounting Pronouncements

Fair value measurements
In February 2012, the Company adopted the new requirements from ASC 820 for expanded fair value disclosures as issued by the Financial Accounting Standards Board ("FASB"). The updated guidance modifies and clarifies existing fair value guidance and expands disclosure requirements. The expanded disclosures are included in Note 3.

Testing intangibles for impairment
In July 2012, the FASB updated the indefinite-lived asset impairment testing guidance from ASC 350. Under the amended guidance, a reporting entity may elect to assess qualitative factors to determine if it is more likely than not that the fair value of the intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the currently required quantitative fair value assessment. The adoption of this new guidance does not have a material effect on the Company's financial statements.

3. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value

hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Financial assets and liabilities are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions at an arm's length basis. Examples of Level 1 financial instruments include active exchange traded equity securities.

Level 2: Financial assets and liabilities are classified as Level 2 if they are valued using quoted prices for identical or similar instruments in markets that are not considered to be active, or quoted prices for similar assets or liabilities in active markets, or valuation techniques in which all significant inputs are observable, or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Financial assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Such inputs are generally determined based on observable inputs of a similar nature, historical observations on the level of the inputs or other analytical techniques.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy at December 31, 2012:

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned:				
Mutual Funds and Common Stock	$2,898,380	-	-	$2,898,380
Preferred Stock	-	-	$316,082	316,082
Hedge Funds	-	-	81,994	81,994
Total	$2,898,380	-	$398,076	$3,296,456

	Level 1	Level 2	Level 3	Total
Liabilities				
Financial instruments sold, not yet purchased:				
Common Stock	$23,829	-	-	$23,829
Total	$23,829	-	-	$23,829

Valuation Methodologies

The following is a description of the valuation methodologies used for financial assets and liabilities measured at fair value on a recurring basis as well as the general classification of those assets and liabilities pursuant to the valuation hierarchy:

Mutual funds and common stock
Equity securities consist of investments in registered investment companies and common stock of publicly-traded corporations. These are valued based upon quoted market prices and are classified as Level 1 within the valuation hierarchy.
Preferred stock
Investments in private companies are measured at fair value using valuation techniques involving recent transaction prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy.

Hedge funds
Investments in hedge funds are measured at fair value based on the Company's pro rata interest in the net assets of each hedge fund, the fair value of which is supplied by the hedge fund manager to the Company at least on a quarterly basis. As the hedge funds are not valued based upon quoted market prices, they are classified as Level 3 within the valuation hierarchy.

Securities sold, not yet purchased
Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at contracted prices, and thereby, create a liability to purchase the security in the market at prevailing prices. These securities are valued based upon quoted market prices and are classified as Level 1 within the valuation hierarchy.

Transfers in and/or out of Levels
During the year ended December 31, 2012, $175,000 was transferred from Level 3 to Level 1. An investment in common stock had an initial public offering; therefore, the Company was able to value the security based upon quoted market prices. There were no transfers between Level 1 and Level 2. The Company's policy is to transfer assets from Level 3 to Level 1 once a quoted market price is available.

Level 3 assets and liabilities
The following table shows a reconciliation of the beginning and ending fair value measurements of assets and liabilities that are valued on a recurring basis and classified as Level 3 for the year ended December 31, 2012:

	Preferred Stock	Hedge Funds
Beginning balance	$793,453	$206,199
Unrealized losses related to assets held at year end	(59,318)	(543)
Realized losses related to assets no longer held	(11,428)	-
Transfer out of Level 3 to Level 1	(175,000)	-
Purchases	39,660	-
Sales	(271,285)	(123,662)
Ending balance	**$316,082**	**$81,994**

Sensitivity of fair values to changes in significant unobservable inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a significant increase (decrease) in the recent transaction price of the preferred stock or the fair value of the hedge funds would result in a significant higher (lower) fair value measurement.

The table below presents the Company's carrying value, fair value and related fair value hierarchy levels for those financial instruments which are not carried at fair value in the Statement of Financial Condition for the Company as of December 31, 2012.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	$37,450,079	-	-	$37,450,079
Deposits with clearing organizations	250,137	-	-	250,137
Receivables from clearing firms	-	$117,478	-	117,478
Receivables from customers	-	5,415,068	-	5,415,068
Notes receivable from employees	-	2,311,174	-	2,311,174
Due from affiliate	-	757,787	-	757,787
Total	$37,700,216	$8,601,507	-	$46,301,723

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Accounts payable and accrued expenses	$3,380,413	-	-	$3,380,413
Due to affiliate	-	$863,885	-	863,885
Total	$3,380,413	$863,885	-	$4,244,298

Valuation Methodologies
The carrying value of cash and cash equivalents, receivables (from clearing firms and customers) and payables arising in the ordinary course of business approximates fair value because of the relatively short period of time between their origination and expected maturity and collectability.

Notes receivable from employees are measured at fair value using the discounted cash flow method with a specified discount rate and with a term as specified in the individual employees' notes.

4. Furniture, Equipment, and Leasehold Improvements

At December 31, 2012, furniture, equipment, and leasehold improvements, summarized by major classification, were as follows:

Furniture	$ 442,485
Equipment	2,569,934
Leasehold improvements	2,161,034
	5,173,453
Less: accumulated depreciation	(3,665,816)
	$ 1,507,637

5. Note Payable

The Company entered into an agreement with a third party to provide funding to the Company through a deferred compensation arrangement, structured as a note in the amount of $138,000. The third party served as a trustee of the Trust and a manager of the Company. The Company recorded the liability as the Trust disbursed the amount of the note, in cash, to the Company. The note bore interest at a rate of 7%. The principal and interest were fully repaid during the year ended December 31, 2012.

6. Employee Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

The Company's employees participate in various share-based compensation plans sponsored by its Parent and the Trust under which they are eligible to receive restricted shares of the Parent's Class B units and Class C units. The fair value of the Class B and Class C units was derived using a combination of widely accepted valuation approaches, including the discounted cash flow method, as determined by a nationally recognized independent valuation firm. The Company recognizes expense for awards granted under these plans on a straight-line basis over the vesting period of up to five years. Future share-based compensation awards will be granted solely by means of the Company Restricted Unit Plan whereby Class C units of the Parent will

be granted to the Company's employees and partners based upon the fair value at the date of grant.

In 2009, certain employees were granted shared-based awards based on performance. The performance condition was contingent upon the group of employees generating revenues meeting certain targets prior to certain dates. The Company periodically assessed the probable outcome of the performance condition. The compensation cost was accrued if it was deemed probable that the performance condition will be met and not accrued if meeting the performance condition was not probable. During the year ended December 31, 2012, these grants reached their performance measurement period.

Defined Contribution Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company makes a contribution out of available profits. This plan allows employees to reduce their salary under Internal Revenue Code section 401(k). As of December 31, 2012, there was no liability accrued for the profit sharing plan.

Deferred Compensation Plan

Effective December 31, 2005, the Company implemented a deferred compensation plan. This is a non-qualified plan under Internal Revenue Code Section 409A. This plan requires employees who exceed certain compensation levels to defer a portion of their compensation into the plan which vests over three years. The value of assets held by the Company was $601,119 as of December 31, 2012. These assets are included in both marketable and non-marketable securities in the Statement of Financial Condition. The Company had $2,781,645 recorded in compensation payable at December 31, 2012 for these deferred compensation awards. The unvested portion of these awards was $7,813,252 at December 31, 2012.

7. Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. The majority of the Company's income is derived through commissions paid by customers on transactions executed through Pershing Corporation ("Pershing"). The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Pershing are available to the Company daily.

8. Commitments and Contingencies

The Company leases office facilities and equipment under various non-cancelable operating leases. The leases for the office space require minimum annual rental payments and clauses for operating costs adjustments.

Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31 are as follows:

2013	$1,990,281
2014	437,220
2015	109,305
	$2,536,806

The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. The Company is also involved in a number of ongoing examinations and regulatory reviews. Although the liability associated with those matters, if any, cannot be quantified at this time, in management's opinion, based upon advice from counsel, the amount of such liability is unlikely to have a material impact on the Company's financial position.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2012, the Company had net capital of $32,388,777 which was $31,477,277 in excess of the amount required to be maintained at that date. Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2012, the Company was in compliance with all such requirements.

10. Related Parties

Amounts receivable/(payable) from/(to) related parties as of December 31, 2012 are set forth below:

Holdings	($863,885)
Leerink Swann Consulting LLC	757,787
Total	($106,098)

The Company shares office facilities and personnel with Leerink Swann Consulting LLC ("LSC"), a subsidiary of the Parent. Accordingly, the related costs of such arrangements have been allocated to LSC in a manner which management believes is representative of the actual costs incurred.

Amounts receivable and payable between the Company and its affiliates arise primarily from allocations of expenses mentioned above and receipts and payments of cash on behalf of an affiliated entity.

11. Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through February 25, 2013, the date that the Company's financial statements were issued.